Report to Shareholders for the Third Quarter, 2004

www.cibc.com

Report of the Chief Executive Officer

August 25, 2004

Third Quarter Results Highlights

•	Net income of $620 million

•	Diluted earnings per share (EPS) of $1.60

•	Return on equity (ROE) of 21.3%

•	Tier 1 capital ratio of 10.9%

•	Performance against strategic objectives:

•	Corporate credit risk

–	Down 65% from Q2 2002 (vs. 2005 goal of 33%)

•	Merchant banking portfolio

–	Down 22% from Q2 2002, 35% taking into account pending sales discussed below (vs. 2005 goal of 33%)

•	Business mix

–	71% Retail (vs. 2005 goal of 70%)

CIBC announced net income of $620 million for the third quarter ended July 31, 2004 compared with $788 million a year ago. The current quarter includes a $50 million (after-tax $32 million) reversal of general allowance for credit losses, reflecting the continued improvement in corporate credit quality. The quarter a year ago included $475 million related to the recovery of, and interest on, overpayment of income taxes net of a valuation allowance related to the U.S. future income tax asset. Diluted EPS were $1.60, compared with $2.02 a year ago. ROE was 21.3%, compared with 29.9% for the same period a year earlier. Each of our businesses delivered solid performance with higher net income for the quarter compared with the third quarter in 2003.

     CIBC’s net income and diluted EPS for the third quarter of 2004 were up from $531 million and $1.33, respectively, for the prior quarter.

     During the quarter, we repurchased and cancelled approximately 5.4 million common shares under our normal course issuer bid. Our Tier 1 capital ratio and total capital ratio remained strong at 10.9% and 13.3%, respectively. Net income for the nine months ended July 31, 2004 was $1,760 million, compared with $1,553 million for the nine months ended July 31, 2003.

Sustainable growth

Strong third quarter results reflect continued progress against our four key business strategies. An ongoing, disciplined focus on these strategies will be key to CIBC achieving its overarching objective of sustainable growth.

Reducing risk

CIBC’s corporate credit risk continues to fall. Of the two loans “held for sale” portfolios established last year, only 7% remains. Since Q2 2002, we have reduced economic capital allocated to large corporate loans by 65%, well exceeding our originally targeted reduction of 33% by the end of 2005.

     Our merchant banking portfolio has decreased by 22% since Q2 2002. We reached agreements to sell interests in several private equity investments subsequent to quarter-end. Once complete, we will have achieved our Q2 2002 goal of reducing the carrying value of our merchant banking portfolio by one-third, in advance of our original target date of the end of 2005.

Improving productivity

Our goal is to achieve measured and sustained reduction in CIBC’s efficiency (NIX) ratio. Initiatives this quarter include the negotiation of more favourable supplier contracts and continued efforts to improve operational efficiency. This quarter, the NIX ratio (67.2%) improved over Q3 2003 (68.1%), and the prior quarter (68.0%).

Shifting our business mix

A key priority has been to increase the percentage of economic capital allocated to our retail businesses. At the end of Q3 2004, 71% of capital supported these businesses, compared with 67% at the end of the prior quarter, and 50% at the end of Q3 2002, thereby achieving our medium-term objective of 70%.

Growth in core businesses

CIBC Retail Markets delivered strong results, driven primarily by loan and deposit volume growth and higher fee income, partially offset by lower spreads. Our cards business also benefited from volume and fee income growth. Despite increased competitiveness in the residential mortgage market, mortgages experienced record sales in June and July. CIBC Retail Markets net income for the third quarter was $253 million, compared with $247 million in Q3 2003, and $205 million in the prior quarter.

     CIBC Wealth Management revenue declined due to lower trading volumes and new issue activity in retail brokerage. Imperial Service continued to benefit from growth in loans and deposit volume. However, because of lower costs net income was higher in the third quarter, at $106 million, compared with $87 million in Q3 2003, and $99 million in the prior quarter.

CIBC Third Quarter 2004

     Lower trading and new issues volume also affected results in CIBC World Markets. Overall, net income remained stable, however, with higher net merchant banking gains and recovery of credit losses. CIBC World Markets net income for the third quarter was $257 million, compared with $3 million in Q3 2003, and $259 million in the prior quarter.

Other highlights

CIBC Retail Markets

•	Putting the customer first: Enhancing our customers’ experience remains a key priority. This quarter we:

•	Successfully launched the new CIBC Unlimited Chequing Account, which provides transactions for a flat monthly fee, and the new CIBC Everyday Chequing Account, which offers a lower-fee alternative for customers with basic banking needs.

•	Introduced the new CIBC Express Switch service, which allows our CIBC Unlimited Chequing Account customers to easily transfer their preauthorized debits and payroll credits from other financial institutions to CIBC.

•	Opened three more flagship branches (Winnipeg, and Woodbridge and Pickering, Ontario) bringing the total to seven to date, with another 10 flagship branches scheduled to open by the end of December 2004.

•	Enhancing the product offer at President’s Choice Financial (PCF): Customers can now purchase a range of creditor insurance products to complement the PCF suite of lending products.

•	Strength in cards: CIBC’s cards business continued to be the industry leader — maintaining its #1 position in market share in purchase volumes and outstanding balances.

CIBC Wealth Management

•	Strong investment product momentum in branch advice channel: CIBC Imperial Service reported strong revenue growth this quarter in investment products, up 27% over the third quarter last year. This was primarily the result of higher funds managed, and robust revenue and funds managed growth for CIBC Personal Portfolio Services (PPS), a mutual fund wrap program.

•	Online brokerage advances to #2: CIBC Investor’s Edge placed second among online brokerages in Canada in the most recent WatchFire GomezPro survey. The survey credited the diversity of the Investor’s Edge offer, and improvements in speed and availability, as well as the site’s accessibility, integration and high-quality content.

•	Solutions for maximizing retirement savings: Full-service brokerage CIBC Wood Gundy introduced an Individual Pension Plan (IPP) this quarter. This tailored product offers a defined benefit retirement solution geared primarily to helping small business owners maximize their retirement savings.

CIBC World Markets

•	Strength of the Canadian franchise: CIBC World Markets acted as exclusive financial advisor to Manitoba Telecom Services Inc. in its acquisition of Allstream Inc., and was co-lead agent and sole bookrunner in the offering of $350 million of medium term notes that were used to provide financing for the acquisition. CIBC World Markets also acted as financial advisor to the Province of British Columbia in Canadian National Railway Co.’s announced agreement to operate BC Rail.

•	Continued success in U.S. Real Estate Finance: U.S. Real Estate Finance built on its first half success by co-managing another Commercial Mortgage portfolio loan sale through a US$1.1 billion offering.

•	Global financing expertise: CIBC World Markets was mandated by 3i Group plc and Veronis Suhler Stevenson to act as global coordinator to arrange debt financing of €1,040 million for Yellow Brick Road, a leading European directory business.

Accountability to Stakeholders

Our goal is to create value for all who have a stake in CIBC.

     This quarter, CIBC employees celebrated diversity during our 12th annual “Diversity Month”, with over 150 events.

     CIBC’s investment in our employees’ well-being was again recognized when the Canadian Mental Health Association awarded CIBC its highest honour, the Mental Health in the Workplace Award, for being a leader in the promotion of mental health programs.

     During the quarter, CIBC committed $1 million to the University of Saskatchewan’s College of Agriculture in support of a new entrepreneurship program. This contribution will also provide for outreach activities to encourage First Nations economic and agribusiness development.

2	CIBC Third Quarter 2004

Outlook

In Canada, healthy trends in employment growth, and continued improvement in corporate earnings have led to a moderately positive economic outlook for the latter part of the year. Steady growth in consumer spending should provide a buffer against slowing export growth, the latter reflecting the slowdown seen in U.S. growth rates going into the second half. With restrictions on the export of Canadian beef to the U.S. since May 2003, the agricultural sector remains weak. Financial markets still expect U.S. and Canadian interest rates to increase, but they appear likely to do so gradually. Although margins in retail banking products continue to be under pressure, and capital markets activity is slower than earlier in the year, CIBC continues to be on track to deliver another year of strong results.

     My continuing priority is to build an organization that combines stable, strong financial results with an excellent reputation. CIBC is in business to help customers achieve what matters to them. Keeping this at the centre of our thinking will help us achieve our goals and build a winning organization. Winning also means nurturing a committed workforce and supporting the communities in which we work and live. Taken together, these measures will help ensure we continue to create superior shareholder value.

John S. Hunkin
President and Chief Executive Officer

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.

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Third Quarter Financial Highlights

		As at or for the three months ended			As at or for the nine months ended
		2004	2004	2003	2004	2003
	Unaudited	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
	Common share information
Per share	- basic earnings	$1.62	$1.35	$2.04	$4.51	$3.91
	- diluted earnings	1.60	1.33	2.02	4.46	3.89
	- dividends	0.60	0.50	0.41	1.60	1.23
	- book value	30.40	30.18	28.42	30.40	28.42
Share price	- high	69.68	71.46	55.42	71.46	55.42
	- low	62.20	64.80	46.27	59.35	39.50
	- closing	66.28	67.19	54.52	66.28	54.52
	Shares outstanding (thousands)
	- average basic	354,003	358,895	360,270	357,954	359,637
	- average diluted	357,741	363,125	362,891	362,000	361,577
	- end of period	350,929	356,686	360,921	350,929	360,921
	Market capitalization ($ millions)	$23,260	$23,966	$19,677	$23,260	$19,677

	Value measures
	Price to earnings multiple (12 month trailing)	11.4	10.8	15.5	11.4	15.5
	Dividend yield (based on closing share price)	3.6%	3.0%	3.0%	3.2%	3.0%
	Dividend payout ratio	37.0%	37.1%	19.9%	35.4%	31.3%
	Market value to book value ratio	2.18	2.23	1.92	2.18	1.92

	Financial results ($ millions)
	Total revenue	$2,930	$3,051	$2,866	$8,945	$8,679
	Provision for credit losses	91	207	425	453	1,012
	Non-interest expenses	1,968	2,074	1,952	5,985	6,090
	Net income	620	531	788	1,760	1,553

	Financial measures
	Efficiency ratio	67.2%	68.0%	68.1%	66.9%	70.2%
	Return on common equity	21.3%	18.4%	29.9%	20.2%	19.8%
	Net interest margin	1.94%	1.86%	2.06%	1.94%	1.98%
	Net interest margin on average interest-earning assets	2.28%	2.22%	2.49%	2.30%	2.37%
	Return on average assets	0.88%	0.76%	1.09%	0.83%	0.72%
	Return on average interest-earning assets	1.04%	0.91%	1.32%	0.99%	0.87%

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$82,153	$84,767	$83,678	$82,153	$83,678
	Loans and acceptances	142,575	140,152	141,654	142,575	141,654
	Total assets	277,879	284,175	283,254	277,879	283,254
	Deposits	193,020	195,637	198,092	193,020	198,092
	Common shareholders’ equity	10,667	10,763	10,257	10,667	10,257
	Average assets	279,008	284,242	285,829	281,574	286,670
	Average interest-earning assets	237,399	237,601	236,516	237,365	238,904
	Average common shareholders’ equity	10,704	10,693	9,835	10,663	9,559
	Assets under administration	749,800	763,100	688,600	749,800	688,600

	Balance sheet quality measures
	Common equity to risk-weighted assets	9.1%	9.2%	8.5%	9.1%	8.5%
	Risk-weighted assets ($ billions)	$117.3	$117.1	$120.6	$117.3	$120.6
	Tier 1 capital ratio	10.9%	11.0%	10.2%	10.9%	10.2%
	Total capital ratio	13.3%	12.8%	12.2%	13.3%	12.2%

	Other information
	Retail / wholesale ratio(1)	71%/29%	67%/33%	60%/40%	71%/29%	60%/40%
	Regular workforce headcount	36,965	36,778	37,076	36,965	37,076

(1)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period.

4	CIBC Third Quarter 2004

Management’s Discussion And Analysis

CONSOLIDATED OVERVIEW

Results

CIBC’s net income was $620 million for the quarter, down $168 million from the third quarter of 2003, which included $475 million related to a recovery of, and interest on, overpayment of income taxes, net of a valuation allowance related to the U.S. future income tax asset. Excluding the impact of these items, net income was higher primarily due to lower provision for credit losses, which included a $50 million (after-tax $32 million) reversal of the general allowance and higher merchant banking gains net of write-downs.

     Net income was up $89 million from the prior quarter, primarily due to lower provision for credit losses.

     Net income for the nine months ended July 31, 2004 was $1,760 million, up $207 million from the same period in 2003, primarily due to a lower provision for credit losses, including a $50 million (after-tax $32 million) reversal of the general allowance and higher merchant banking gains net of write-downs. The same period in 2003 included the tax matters noted above, partially offset by an $81 million after-tax write-down related to the Air Canada contract.

     Diluted Earnings per share (EPS) and return on equity (ROE) were $1.60 and 21.3%, respectively, for the quarter, compared with $2.02 and 29.9% for the third quarter of 2003 and $1.33 and 18.4% for the prior quarter. Diluted EPS and ROE for the nine months ended July 31, 2004 were $4.46 and 20.2%, respectively, compared with $3.89 and 19.8% for the same period in 2003.

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Net interest income	$1,360	$1,299	$1,482	$4,094	$4,244
Non-interest income	1,570	1,752	1,384	4,851	4,435

Total revenue	2,930	3,051	2,866	8,945	8,679
Provision for credit losses	91	207	425	453	1,012
Non-interest expenses	1,968	2,074	1,952	5,985	6,090

Income before taxes and non-controlling interests	871	770	489	2,507	1,577
Income taxes and non-controlling interests	251	239	(299)	747	24

Net income	$620	$531	$788	$1,760	$1,553

Revenue

Net interest income

Net interest income was down $122 million from the third quarter of 2003, primarily due to lower revenue from treasury activities and narrower spreads in GICs, personal banking and small business banking and cards, partially offset by higher volumes in personal banking and small business banking and cards. In addition, the prior period included higher interest on overpayment of income taxes.

     Net interest income was up $61 million from the prior quarter, primarily due to higher trading revenue, volume growth in personal banking and small business banking and cards and two more days in the quarter, partially offset by narrower spreads in personal banking and small business banking, cards and mortgages.

     Net interest income for the nine months ended July 31, 2004 was down $150 million from the same period in 2003, primarily due to narrower spreads in personal banking and small business banking, GICs and cards, a reduction in our corporate loan portfolio and lower trading revenue, partially offset by volume increases in cards, personal banking and small business banking. In addition, the prior period included higher interest on overpayment of income taxes.

Non-interest income

Non-interest income was up $186 million from the third quarter of 2003, primarily due to higher merchant banking gains net of write-downs, higher gains on sales in the loans held for sale portfolios, and higher revenue on fee-based asset values, partially offset by a decline in international asset securitization and structured leasing activities.

     Non-interest income was down $182 million from the prior quarter, primarily due to declines in trading revenue, fees from investment banking and credit products and gains in the loans held for sale portfolios, partially offset by higher merchant banking gains net of write-downs.

     Non-interest income for the nine months ended July 31, 2004 was up $416 million from the same period in 2003, primarily due to higher merchant banking gains net of write-downs, higher gains on sales in the loans held for sale portfolios, higher revenue on fee-based asset values and higher revenue in U.S. real estate finance, partially offset by the loss of ongoing revenue and the pre-tax gain of $52 million on the sale of the Oppenheimer private client and asset management businesses in January 2003 (the Oppenheimer sale).

Provision for credit losses

Provision for credit losses for the quarter was down $334 million from the third quarter of 2003, primarily due to favourable market conditions, our ongoing program to reduce risk and a $50 million reversal of the general allowance, partially offset by higher small business, personal lending and cards losses. Prior period results included a $135 million loss related to loans held for sale.

     Provision for credit losses was down $116 million from the prior quarter, primarily due to favourable market conditions and the reversal of the general allowance noted above.

     Provision for credit losses for the nine months ended July 31, 2004 was down $559 million from the same period

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in 2003, primarily due to favourable market conditions, our ongoing program to reduce risk and the reversal of the general allowance noted above, partially offset by higher personal lending, cards and agriculture losses. Prior period results included a $135 million loss related to loans held for sale.

Non-interest expenses

Non-interest expenses were comparable to the third quarter of 2003.

     Non-interest expenses were down $106 million from the prior quarter, primarily due to lower revenue-related compensation.

     Non-interest expenses for the nine months ended July 31, 2004 were down $105 million from the same period in 2003, which included the $128 million pre-tax write-down related to the Air Canada contract. Excluding the impact of this item, non-interest expenses were higher, primarily due to higher revenue-related compensation, a $50 million reserve related to matters involving CIBC’s dealings with certain hedge funds in the U.S., as discussed under hedge funds in the litigation and regulatory matters section, and increased costs related to our new premises in New York, partially offset by lower expenses resulting from the Oppenheimer sale.

Income taxes

Income tax expense was up $550 million from the third quarter of 2003, primarily due to the recognition, in 2003, of a recovery of $689 million in income taxes related to the taxation of certain foreign-based transactions, partially offset by a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations. Higher earnings also contributed to the increase in tax expense.

     Income tax expense was up $12 million from the prior quarter, primarily due to increased income levels and lower tax recoveries, partially offset by lower income taxes applicable to the sale of shares of Global Payments Inc.

     Income tax expense for the nine months ended July 31, 2004 was up $722 million from the same period in 2003, primarily due to the reasons noted above.

     CIBC’s effective income tax rate was 28.7% for the quarter, compared with (61.3)% for the third quarter of 2003 and 30.9% for the prior quarter. CIBC’s effective tax rate for the nine months ended July 31, 2004 was 29.7% compared with 1.4% for the same period in 2003.

     At the end of the quarter, our U.S. future income tax asset was US$448 million, net of a US$165 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For more details, see page 25 of the 2003 Annual Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.

Consolidated balance sheet

Total assets were $277.9 billion, up $0.7 billion from October 31, 2003. Increases were largely driven by trading securities ($3.3 billion), personal and credit card loans ($2.9 billion), residential mortgages ($1.2 billion), interest-bearing deposits with banks ($0.6 billion), and other assets ($0.5 billion). These increases were partially offset by reductions in investment securities ($2.4 billion), derivative instruments market valuation ($2.0 billion), business and government loans and acceptances, including the loans transferred to the held for sale portfolios ($1.9 billion), securities borrowed or purchased under resale agreements ($1.2 billion), and cash and non-interest bearing deposits with banks ($0.3 billion).

     Increased balance sheet usage by credit cards (6% growth) and personal loans (10% growth) reflects continued efforts to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. This was partially offset by lower business and government loans and acceptances, including loans transferred to the held for sale portfolios (5% decline).

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $539 million at the end of the quarter. The net unrealized gains of $646 million in corporate equity related mainly to investments held in the merchant banking portfolio.

Litigation and regulatory matters

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services CIBC provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a class action, brought on behalf of shareholders of mutual funds

6	CIBC Third Quarter 2004

within the Massachusetts Financial Services family of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established a reserve of $50 million related to matters arising from the mutual fund market timing investigations. This reserve was allocated equally to CIBC Wealth Management and CIBC World Markets. Although we cannot determine at this time the eventual timing or outcome of these matters, we do not expect them to have a material adverse impact on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and we presently believe this insurance should be sufficient to cover any liability arising from these claims. However, in view of the number of these matters, the uncertainties of the timing and outcome of this type of litigation, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed the insurance coverage. CIBC has expensed the deductible under this policy, and will regularly assess the need to establish litigation reserves in relation to these Enron-related matters. It is possible that if reserves are required in the future they could be material to our operating results for a particular period.

     On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that in the DOJ’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to our compliance with these policies.

Exit of certain activities

In compliance with our agreement with the DOJ, we are in the process of winding down and exiting, in an orderly fashion in the normal course of business, CIBC World Markets’ U.S., United Kingdom and Australia based receivables conduit vehicles. During the quarter, substantial progress was made in this regard. At July 31, 2004 the assets remaining in these conduits amounted to $2.3 billion.

     The actions taken during the quarter resulted in CIBC purchasing assets worth $0.6 billion. In the course of completing its exit activities, CIBC is expected to purchase additional assets in the range of $1.0 billion to $1.3 billion. We expect to incur incremental costs currently estimated at $29 million, of which $4.1 million has been recognized in the quarter (for the nine months ended July 31, 2004: $14.4 million).

New York premises

During the first quarter of 2004, we signed a 30-year lease agreement with a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York City. As part of the lease agreement, we will pay approximately $140 million in leasing concessions between 2004 and early 2006, which will be deferred and amortized over the lease term.

     We expect to begin consolidating the majority of our U.S. business operations into the remaining space in the new building in late 2004 to early 2005. As a result, we will vacate most of our existing New York premises and

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expect to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million, including a $6 million loss recorded during the quarter as we sublet a portion of the premises.

Significant merchant banking disposition

During the quarter, we sold approximately 2.3 million shares of Global Payments Inc., resulting in an after-tax gain of $74 million. In addition, in respect of the remaining 6 million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that will provide CIBC with the opportunity to participate in a portion of any price increase while simultaneously protecting CIBC against any significant price decrease. Upon final disposition of these shares, taking into account the price protection afforded by the collars, CIBC expects to recognize in future periods a minimum after-tax gain based on scheduled maturity dates of approximately $182 million.

Subsequent event

On August 18, 2004, we announced the sale of Juniper Financial Corp. (Juniper) to Barclays Bank PLC for a total consideration of $383 million (US$293 million), subject to certain adjustments. Juniper is a 98% owned U.S. credit card company. The remaining 2% is owned by Juniper’s senior management. The transaction is expected to close by the end of calendar 2004 and is subject to regulatory approval. Upon completion of this transaction, we expect to recognize a pre-tax gain of approximately $98 million ($46 million after-tax). The final amount of this gain is dependent on a number of variables, which will be finalized at the closing date of the transaction.

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2003 consolidated financial statements. New accounting policies were adopted in the first quarter of 2004 as stated in Note 1 to the interim consolidated financial statements.

     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 16 to 20 of the 2003 Annual Report.

Performance measurement

A number of financial measures are used to assess the performance of CIBC and its businesses. Some measures are calculated in accordance with generally accepted accounting principles (GAAP), such as net income, net interest margin and return on equity (ROE). Other measures are non-GAAP measures, such as net interest income on a taxable equivalent basis (TEB), economic capital and economic profit. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies. For a more detailed discussion of how we measure and report performance, see page 29 of the 2003 Annual Report.

BUSINESS LINE REVIEW

CIBC is structured into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp., CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures acquired pursuant to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

     Effective November 1, 2003, concurrent with the implementation of the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” we refined our internal funds transfer pricing and treasury allocation processes on a prospective basis, as follows:

•	The funds transfer pricing of retail products with embedded options (examples include: mortgage commitments, mortgage prepayments and redeemable GICs) now includes a specific charge for hedging the consumer behaviour risk applicable to these embedded options. With this change, gains and losses applicable to hedging these risks, previously allocated to the respective businesses, are now allocated to CIBC Retail Markets-other and CIBC Wealth Management-other.

•	The hedging costs associated with mortgage refinancing before maturity and mortgage securitizations are now allocated to the mortgage business to better align these costs with their respective revenue. Previously these costs were allocated to other within each of the business lines.

Also, effective November 1, 2003, a number of cash management accounts previously allocated to investment banking and credit products have been transferred to commercial banking on a prospective basis.

8	CIBC Third Quarter 2004

In addition, CIBC realigned the following business activities into CIBC Retail Markets-other:

•	bizSmart, previously in small business banking

•	bank@work, previously in personal banking

Segmented financial information for prior periods was reclassified to reflect these changes.

CIBC RETAIL & WEALTH

CIBC Retail & Wealth is the focus of our overall strategy of concentrating resources and increasing capital to the retail operations. It comprises the CIBC Retail Markets and CIBC Wealth Management business lines.

     While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. The following table sets out net income for CIBC Retail & Wealth and also sets out the effect of including our commercial banking operations under CIBC Retail & Wealth.

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Net income
CIBC Retail Markets	$253	$205	$247	$740	$659
CIBC Wealth Management	106	99	87	297	277

	359	304	334	1,037	936
Commercial banking	31	30	23	92	73

	$390	$334	$357	$1,129	$1,009

CIBC Third Quarter 2004	9

CIBC RETAIL MARKETS

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

Results

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Revenue
Personal banking	$527	$492	$487	$1,516	$1,396
Small business banking	145	140	137	428	402
Cards	347	333	311	1,027	948
Mortgages(1)	148	155	195	425	509
Other(1)	164	126	127	511	409

Total revenue	1,331	1,246	1,257	3,907	3,664
Provision for credit losses	202	199	150	563	423
Non-interest expenses	748	738	734	2,236	2,301

Income before taxes	381	309	373	1,108	940
Income taxes	128	104	126	368	281

Net income	$253	$205	$247	$740	$659

Efficiency ratio	56.3%	59.2%	58.4%	57.2%	62.8%
ROE	35.7%	31.4%	37.6%	37.0%	33.6%
Economic profit(2)(3)	$163	$124	$165	$488	$415

(1)	Effective November 1, 2003, the hedging costs associated with mortgages refinanced before maturity and mortgage securitizations, which were previously included in other, are allocated to mortgages. For additional detail, see the Business line review section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the quarter was $90 million (April 30, 2004: $81 million; July 31, 2003: $82 million), and for the nine months ended July 31, 2004 was $252 million (July 31, 2003: $244 million). For additional detail, see the Performance measurement section.

Net income was up $6 million from the third quarter of 2003 and up $48 million from the prior quarter.

     Net income for the nine months ended July 31, 2004 was up $81 million from the same period in 2003, which included an $81 million after-tax write-down related to the Air Canada contract.

Revenue

Revenue was up $74 million from the third quarter of 2003. Personal banking and small business banking revenue was up due to loan and deposit volume growth and higher fee income. This was partially offset by lower deposit spreads. Cards revenue increased due to higher fee income and volume growth. Higher fee income and volume growth in mortgages was offset by hedging costs associated with mortgages refinanced before maturity, which were included in treasury revenue allocations and reported in other in 2003.

     Revenue was up $85 million from the prior quarter. Personal banking revenue increased due to deposit and loan volume growth, higher fee income, two more days in the quarter, partially offset by lower deposit and loan spreads. The prior quarter included a reserve to cover customer reimbursements related to overdraft protection and residential bridge loan products. Higher fee income, two more days in the quarter and volume growth led to increased revenue in cards and President’s Choice Financial, reported in other. Small business banking revenue was up due to deposit volume growth, and two more days in the quarter. The prior quarter also included a reserve noted above. Mortgages revenue declined, primarily due to lower spreads and higher commissions paid to the other businesses, partially offset by volume growth and two more days.

     Revenue for the nine months ended July 31, 2004 was up $243 million from the same period in 2003. Personal banking and small business banking revenue increased due to higher loan and deposit volume growth, higher fee income, partially offset by lower deposit spreads and the reserve for customer reimbursements noted above. Cards revenue increased due to volume growth and higher fee income. Revenue in President’s Choice Financial was higher due to volume growth. Mortgages revenue declined due to lower spreads and the hedging costs noted above, partially offset by higher fee income and volume growth.

Provision for credit losses

Provision for credit losses was up $52 million from the third quarter of 2003, primarily due to higher small business, personal lending and cards losses.

     Provision for credit losses was comparable to the prior quarter, as higher small business and cards losses were offset by lower losses in agriculture and personal lending.

     Provision for credit losses for the nine months ended July 31, 2004 was up $140 million from the same period in 2003, primarily due to higher personal lending, cards, agriculture and small business losses.

Non-interest expenses

Non-interest expenses were up $14 million from the third quarter of 2003, primarily due to higher support costs and operational losses, partially offset by lower compensation.

     Non-interest expenses were up $10 million from the prior quarter, primarily due to higher compensation and technology costs.

     Non-interest expenses for the nine months ended July 31, 2004 were down $65 million from the same period in 2003, primarily due to the $128 million pre-tax write-down related to the Air Canada contract in 2003 and lower compensation, partially offset by higher support and technology costs and operational losses.

     The regular workforce headcount totalled 17,360 at the end of the quarter, down 199 from the third quarter of 2003, mainly due to staff reduction programs and realignment of staff to corporate infrastructure support. The regular workforce headcount was down 119 from the prior quarter.

10	CIBC Third Quarter 2004

CIBC WEALTH MANAGEMENT

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services — full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Results

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Revenue
Imperial Service	$195	$187	$180	$570	$535
Retail brokerage	233	294	250	785	862
Private wealth management	35	37	39	107	111
Wealth products	125	120	128	364	388
Other	23	15	18	63	31

Total revenue	611	653	615	1,889	1,927
Provision for credit losses	8	8	5	20	12
Non-interest expenses	446	500	477	1,414	1,494

Income before taxes	157	145	133	455	421
Income taxes	51	46	46	158	144

Net income	$106	$99	$87	$297	$277

Efficiency ratio	72.9%	76.6%	77.5%	74.8%	77.5%
ROE	35.5%	34.6%	26.9%	33.2%	28.5%
Economic profit(1)(2)	$69	$63	$48	$185	$158

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	The adjustment to net income for cost of equity for the quarter was $37 million (April 30, 2004: $36 million; July 31, 2003: $39 million), and for the nine months ended July 31, 2004 was $112 million (July 31, 2003: $119 million). For additional detail, see the Performance measurement section.

Net income was up $19 million from the third quarter of 2003 and up $7 million from the prior quarter.

     Net income for the nine months ended July 31, 2004 was up $20 million from the same period in 2003, which benefited from a $28 million after-tax gain on the Oppenheimer sale.

Revenue

Revenue was down $4 million from the third quarter of 2003, primarily due to lower new issue revenue and lower trading volumes in retail brokerage, and lower GIC revenue due to narrower spreads, partially offset by higher revenue on fee-based asset values which benefited from stronger equity markets.

     Revenue was down $42 million from the prior quarter, primarily due to lower retail brokerage revenue from lower trading volumes and lower new issue revenue, partially offset by the impact of two more days in the quarter.

     Revenue for the nine months ended July 31, 2004 was down $38 million from the same period in 2003, primarily due to the loss of ongoing revenue and the pre-tax gain of $52 million on the Oppenheimer sale. Excluding the impact of the Oppenheimer sale, revenue was up $172 million, primarily due to higher fee-based revenue driven by stronger equity markets and higher net sales in wealth products, and higher retail brokerage revenue resulting from increased trading volumes and higher new issues. This increase was partially offset by lower GIC revenue due to continued pressure on spreads.

Non-interest expenses

Non-interest expenses were down $31 million from the third quarter of 2003, which included the cost of transition services related to the Oppenheimer sale.

     Non-interest expenses were down $54 million from the prior quarter, primarily due to lower retail brokerage revenue-related compensation and legal reserves.

     Non-interest expenses for the nine months ended July 31, 2004 were down $80 million from the same period in 2003, primarily due to $214 million lower expenses resulting from the Oppenheimer sale, partially offset by higher retail brokerage revenue-related compensation and legal reserves.

     The regular workforce headcount totalled 6,522 at the end of the quarter, down 234 from the third quarter of 2003, primarily due to a reduction in support staff and a realignment of certain staff to corporate infrastructure support. The regular workforce headcount was down 74 from the prior quarter primarily due to the realignment of certain staff to corporate infrastructure support.

CIBC Third Quarter 2004	11

CIBC WORLD MARKETS

CIBC World Markets is a leading North American investment bank with niche capabilities in the U.K. and Asia. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide equity and debt research for our investor clients.

Results

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Revenue (TEB)(1)(2)
Capital markets	$321	$421	$378	$1,136	$1,189
Investment banking and credit products	326	442	310	1,134	1,195
Merchant banking	108	83	6	205	(56)
Commercial banking	110	111	104	340	335
Other	12	(4)	33	19	66

Total revenue (TEB)(1)(2)	877	1,053	831	2,834	2,729
TEB adjustment	37	35	35	112	94

Total revenue	840	1,018	796	2,722	2,635
(Recovery of) provision for credit losses	(74)	(9)	269	(98)	567
Non-interest expenses	600	670	576	1,865	1,800

Income (loss) before taxes and non-controlling interests	314	357	(49)	955	268
Income taxes and non-controlling interests	57	98	(52)	245	21

Net income	$257	$259	$3	$710	$247

Efficiency ratio	71.5%	65.8%	72.4%	68.5%	68.3%
Efficiency ratio (TEB)(1)(2)	68.5%	63.6%	69.3%	65.8%	66.0%
ROE	45.2%	40.1%	(1.5)%	37.1%	7.4%
Economic profit (loss)(2)(3)	$185	$178	$(102)	$469	$(102)

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the quarter was $72 million (April 30, 2004: $81 million; July 31, 2003: $105 million), and for the nine months ended July 31, 2004 was $241 million (July 31, 2003: $349 million). For additional detail, see the Performance measurement section.

Net income was up $254 million from the third quarter of 2003, primarily due to a reduced provision for credit losses.

     Net income was comparable to the prior quarter as lower revenue was offset by a reduced provision for credit losses, lower taxes, and lower revenue-related compensation.

     Net income for the nine months ended July 31, 2004 was up $463 million from the same period in 2003 due to a reduced provision for credit losses.

Revenue

Revenue was up $44 million from the third quarter of 2003, primarily due to higher merchant banking gains net of write-downs and gains on sales in the loans held for sale portfolios. These increases were partially offset by the decrease in revenue from our equity and fixed income businesses, lower net interest income resulting from the reduction in our corporate loan portfolio, and the continuing decline in our international asset securitization and structured leasing activities.

     Revenue was down $178 million from the prior quarter, primarily due to declines in equities, fees from investment banking and credit products, gains in the loans held for sale portfolios and U.S. real estate finance, partially offset by higher merchant banking gains net of write-downs.

     Revenue for the nine months ended July 31, 2004 was up $87 million from the same period in 2003, primarily due to higher merchant banking gains net of write-downs, gains in the loans held for sale portfolios, and growth in our U.S. real estate finance business, partially offset by lower net interest income resulting from the reduction in our corporate loan portfolio and the continuing decline in our international asset securitization and structured leasing activities.

Provision for credit losses

Provision for credit losses was down $343 million from the third quarter of 2003, primarily due to the combination of favourable market conditions and our ongoing program to reduce risk. Prior period results included a $135 million loss related to loans held for sale.

     Net recovery of credit losses was up $65 million from the prior quarter due to higher reversals and recoveries.

     Provision for credit losses for the nine months ended July 31, 2004 was down $665 million from the same period in 2003 for the reasons noted in the third quarter of 2003 comparison above.

Non-interest expenses

Non-interest expenses were up $24 million from the third quarter of 2003, primarily due to higher revenue-related compensation and increased costs related to our new premises in New York. Prior year results included a $60 million reserve related to matters involving CIBC’s dealings with Enron.

     Non-interest expenses were down $70 million from the prior quarter, primarily due to lower revenue-related compensation.

     Non-interest expenses for the nine months ended July 31, 2004 were up $65 million from the same period in 2003, primarily due to higher revenue-related compensation.

     The regular workforce headcount totalled 2,326 at the end of the quarter, down 93 from the third quarter of 2003, primarily due to staff reduction programs. The regular workforce headcount was consistent with the prior quarter.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.

12	CIBC Third Quarter 2004

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology & Operations; and Treasury, Balance Sheet and Risk Management — as well as Juniper Financial Corp., CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures, and other revenue, expense and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

Results

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Total revenue	$148	$134	$198	$427	$453
(Recovery of) provision for credit losses	(45)	9	1	(32)	10
Non-interest expenses	174	166	165	470	495

Income (loss) before taxes and non-controlling interests	19	(41)	32	(11)	(52)
Income taxes and non-controlling interests	15	(9)	(419)	(24)	(422)

Net income (loss)	$4	$(32)	$451	$13	$370

Net income was down $447 million from the third quarter of 2003, which included the recovery of, and interest on, overpayment of income taxes, partially offset by the valuation allowance relating to the U.S. future income tax asset. In addition, increased spending on infrastructure projects, including those related to governance and reputation risk and lower interest on tax refunds, were partially offset by a $50 million (after-tax $32 million) reversal of the general allowance for credit losses.

     Net income was up $36 million from the prior quarter, primarily due to the reversal of the general allowance for credit losses and lower fixed asset write-offs, partially offset by a tax recovery in the prior quarter and increased spending on infrastructure projects.

     Net income for the nine months ended July 31, 2004 was down $357 million from the same period in 2003, primarily due to the income tax matters and infrastructure projects noted above, partially offset by higher unallocated treasury revenue, a reduction in income tax expense related to the increase in our future income tax asset, and the reversal of the general allowance for credit losses.

     The regular workforce headcount totalled 10,757 at the end of the quarter, up 415 from the third quarter of 2003 and up 383 from the prior quarter, primarily due to the realignment of certain staff from the business units to corporate infrastructure support.

     Subsequent to the quarter-end, we signed an agreement to sell Juniper to Barclays Bank PLC. The transaction is expected to close by the end of calendar 2004. Upon completion of this transaction, we expect to recognize a pre-tax gain of approximately $98 million ($46 million after-tax). The sale will not have a significant effect on future operating income.

CIBC Third Quarter 2004	13

MANAGEMENT OF RISK

Our approach to management of risk and balance sheet resources has not changed significantly from that described on pages 45 to 57 of the 2003 Annual Report. During the quarter, the Risk Management Committee affirmed the annual renewal of risk management policies, procedures, standards and applicable measurement methodologies as recommended by the Capital and Risk Committee or Operations and Administration Committee.

Management of credit risk

Gross impaired loans were $1.07 billion at the end of the quarter, down from $1.38 billion at October 31, 2003 and down from $1.23 billion in the prior quarter.

     The agriculture sector experienced the largest increase in gross impaired loans and the service and retail sector experienced the largest decrease, since October 31, 2003. During the quarter, gross impaired loans decreased $61 million in Canada, $79 million in the U.S. and $23 million in other countries.

     Provision for credit losses for the quarter was $91 million, down from $425 million in the third quarter of 2003 and down from $207 million in the prior quarter. Provision for credit losses for the nine months ended July 31, 2004 was $453 million, down from $1,012 million in the same period in 2003.

     The quarterly provision for credit losses relating to business and government loans was ($28) million. This was the result of recoveries of amounts previously written off, as well as specific allowances reversed upon repayment of impaired assets. The consumer provision for credit losses for the quarter decreased to $169 million from $174 million in the prior quarter. Credit card provision increased $4 million from the prior quarter, which was offset by a $9 million decrease in other personal loans. Also in the quarter, $50 million was reversed from the general allowance for credit losses, primarily reflecting reductions in the business and government loan portfolio.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.88 billion at the end of the quarter, down $76 million from October 31, 2003. The decrease in the total allowance since the end of the third quarter of 2003 of $599 million is attributable to a reduction of $399 million in specific allowance and $200 million in general allowance.

Management of market risk

The following table shows average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Compared with the third quarter of 2003, total risk increased, mainly due to higher levels of interest rate risk. Trading revenue was positive for 85% of the days in the quarter, and trading losses did not exceed VaR for any day.

     CIBC’s trading market risk levels have declined by over 40% in the past three years, as we have executed against our goal of reducing earnings volatility.

VaR BY RISK TYPE — TRADING PORTFOLIO

	For the three months		For the three months		2004	2003
	ended July 31, 2004		ended July 31, 2003		YTD	YTD
$ millions	Q3 End	Average	Q3 End	Average	Average	Average
Interest rate risk	$4.6	$6.3	$2.4	$3.2	$4.3	$4.1
Credit spread risk	3.1	2.7	3.3	3.7	2.6	4.8
Equity risk	5.3	5.2	5.1	5.5	5.2	6.5
Foreign exchange risk	0.9	0.5	0.8	0.6	0.7	0.5
Commodity risk	1.4	1.8	0.9	1.3	1.5	1.4
Diversification effect(1)	(8.1)	(8.4)	(6.0)	(6.8)	(7.2)	(7.3)

Total risk	$7.2	$8.1	$6.5	$7.5	$7.1	$10.0

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of liquidity risk

Consistent with liquidity risk mitigation strategies, we continue to source wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core retail deposits remain a prime source of dependable funding for the balance sheet. As at July 31, 2004, Canadian dollar deposits from individuals totalled $67.2 billion.

     We manage potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged for secured borrowings to provide a readily available cash source. Liquid assets as at July 31, 2004 included cash of $1.0 billion, securities of $57.7 billion and deposits with banks of $9.7 billion. We also had $18.6 billion of securities borrowed or purchased under resale agreements at the end of the quarter.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged assets as at July 31, 2004 totalled $26.8 billion.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk policies, procedures and standards as well as its measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Basel Committee on Banking Supervision Capital Accord proposals (Basel II).

     Enhancing the management of reputation and legal risk continues to receive focus at CIBC and is overseen by the Financial Transactions Oversight Committee established in February 2004 in accordance with the commitments we made in our agreements with the DOJ, OSFI and the Federal Reserve Bank of New York. Work continues to ensure that policies and procedures that support reputation and legal risk management are sustainable.

14	CIBC Third Quarter 2004

Management of capital resources

On December 22, 2003, the Toronto Stock Exchange accepted our notice of intention to undertake a normal course issuer bid. Purchases under the bid commenced on December 24, 2003 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2004. Under this bid, we may purchase up to 18 million common shares, just under 5% of CIBC’s outstanding common shares as at December 15, 2003. During the quarter, we repurchased and cancelled approximately 5.4 million (for the nine months ended July 31, 2004: 13.8 million) common shares under the program for an aggregate consideration of $359 million (for the nine months ended July 31, 2004: $930 million). Subsequent to quarter-end, the Toronto Stock Exchange approved our request to amend the terms of our normal course issuer bid to increase the maximum number of shares repurchased from 18 million to 32 million, representing approximately 8.9% of our public float of common shares as at December 15, 2003.

     During the quarter, we issued approximately 0.2 million (for the nine months ended July 31, 2004: 2.9 million) common shares for $8 million (for the nine months ended July 31, 2004: $127 million), pursuant to stock option plans.

     On February 10, 2004 and March 10, 2004 all our outstanding 11.125% and 7.10% subordinated indebtedness, respectively, matured and was repaid.

     On March 29, 2004 and June 4, 2004 we repurchased for cancellation US$13.9 million and US$5.0 million, respectively, of our floating rate subordinated indebtedness due July 31, 2084.

     On May 6, 2004, we issued $750 million of 4.25% subordinated indebtedness which matures on June 1, 2014. The subordinated indebtedness will qualify as Tier 2 capital.

     On June 17, 2004, we issued 13.25 million Preferred Share Units consisting of one Non-cumulative Redeemable Class A Series 28 Preferred Share and one Non-cumulative Redeemable Class A Series 29 Preferred Share Purchase Warrant at a price of $10 per unit, representing an aggregate amount of $133 million.

     Subsequent to the quarter-end, on August 3, 2004, we redeemed all of our 12 million Non-cumulative Class A Preferred Shares Series 15 at a price of $26 per share.

     Subsequent to the quarter-end, on August 4, 2004, we announced our intention to redeem on October 21, 2004 all of our $400 million 6.50% Debentures due October 21, 2009.

     Subsequent to quarter-end, on August 25, 2004, we announced our intention to redeem all 5.5 million of our Non-cumulative Class A Preferred Shares Series 16 and all 6.5 million of our Non-cumulative Class A Preferred Shares Series 17 on October 29, 2004. Series 16 shares will be redeemed for US$25.50 per share and Series 17 shares will be redeemed for $25.50 per share, plus declared and unpaid dividends to October 29, 2004 in both cases.

     Regulatory capital is determined in accordance with guidelines issued by OSFI. As at July 31, 2004, our Tier 1 and total capital were $12.8 billion and $15.6 billion, respectively, compared with $12.5 billion and $15.2 billion at October 31, 2003. The Tier 1 and total capital ratios were 10.9% and 13.3%, respectively, compared with 10.8% and 13.0% at October 31, 2003.

CIBC Third Quarter 2004	15

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Interest income
Loans	$1,849	$1,853	$2,138	$5,658	$6,116
Securities borrowed or purchased under resale agreements	124	120	121	376	411
Securities	515	478	643	1,534	1,861
Deposits with banks	40	33	31	104	103

	2,528	2,484	2,933	7,672	8,491

Interest expense
Deposits	831	823	965	2,516	2,902
Other liabilities	282	314	435	909	1,191
Subordinated indebtedness	55	48	51	153	154

	1,168	1,185	1,451	3,578	4,247

Net interest income	1,360	1,299	1,482	4,094	4,244
Provision for credit losses (Note 3)	91	207	425	453	1,012

	1,269	1,092	1,057	3,641	3,232

Non-interest income
Underwriting and advisory fees	166	252	219	632	654
Deposit and payment fees	198	181	185	560	528
Credit fees	76	85	98	236	307
Card fees	109	94	88	299	260
Investment management and custodial fees	79	96	77	259	259
Mutual fund fees	158	156	135	461	397
Insurance fees	59	25	37	133	130
Commissions on securities transactions	210	252	217	694	677
Trading activities	86	226	128	502	500
Investment securities gains (losses), net	74	117	(57)	206	(107)
Income from securitized assets	50	47	48	131	156
Foreign exchange other than trading	52	49	52	192	173
Other	253	172	157	546	501

	1,570	1,752	1,384	4,851	4,435

	2,839	2,844	2,441	8,492	7,667

Non-interest expenses
Employee compensation and benefits	1,060	1,174	1,032	3,357	3,354
Occupancy costs	156	163	147	454	438
Computer and office equipment	279	279	280	829	850
Communications	84	81	79	247	276
Advertising and business development	68	71	62	195	186
Professional fees	85	72	64	197	179
Business and capital taxes	34	35	33	96	93
Other	202	199	255	610	714

	1,968	2,074	1,952	5,985	6,090

Income before income taxes and non-controlling interests	871	770	489	2,507	1,577
Income tax expense (benefit)	250	238	(300)	744	22

	621	532	789	1,763	1,555
Non-controlling interests in net income of subsidiaries	1	1	1	3	2

Net income	$620	$531	$788	$1,760	$1,553

Earnings per share (in dollars) (Note 10) — Basic	$1.62	$1.35	$2.04	$4.51	$3.91
— Diluted	$1.60	$1.33	$2.02	$4.46	$3.89
Dividends per common share (in dollars)	$0.60	$0.50	$0.41	$1.60	$1.23

The accompanying notes are an integral part of these interim consolidated financial statements.

16	CIBC Third Quarter 2004

CONSOLIDATED BALANCE SHEETS

	2004	2003
Unaudited, $ millions, as at	Jul. 31	Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$1,273	$1,593

Interest-bearing deposits with banks	9,447	8,861

Securities
Investment	15,810	18,193
Trading	55,623	52,282
Loan substitute	—	27

	71,433	70,502

Securities borrowed or purchased under resale agreements	18,612	19,829

Loans
Residential mortgages	71,214	70,014
Personal	25,732	23,390
Credit card	9,878	9,305
Business and government	32,479	33,177
Allowance for credit losses (Note 3)	(1,879)	(1,952)

	137,424	133,934

Other
Derivative instruments market valuation	20,789	22,796
Customers’ liability under acceptances	5,151	5,139
Loans held for sale (Note 4)	92	1,321
Land, buildings and equipment	2,099	2,093
Goodwill	1,067	1,045
Other intangible assets	251	255
Other assets	10,241	9,779

	39,690	42,428

	$277,879	$277,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$71,754	$69,202
Business and government	109,260	106,768
Bank	12,006	12,160

	193,020	188,130

Other
Derivative instruments market valuation	20,098	21,945
Acceptances	5,151	5,147
Obligations related to securities sold short	11,672	11,659
Obligations related to securities lent or sold under repurchase agreements	17,013	19,293
Other liabilities	12,903	13,998

	66,837	72,042

Subordinated indebtedness (Note 6)	3,861	3,197

Shareholders’ equity
Preferred shares (Note 7)	3,494	3,357
Common shares (Note 7)	2,949	2,950
Contributed surplus	60	50
Foreign currency translation adjustments	(191)	(180)
Retained earnings	7,849	7,601

	14,161	13,778

	$277,879	$277,147

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2004	17

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Preferred shares
Balance at beginning of period	$3,376	$3,360	$3,296	$3,357	$3,088
Issue of preferred shares	133	—	—	133	250
Redemption of preferred shares	—	—	(200)	—	(200)
Translation adjustment on foreign currency preferred shares	(15)	16	(9)	4	(51)

Balance at end of period	$3,494	$3,376	$3,087	$3,494	$3,087

Common shares
Balance at beginning of period	$3,020	$2,980	$2,862	$2,950	$2,842
Issue of common shares (Note 7)	8	71	41	127	61
Purchase of common shares for cancellation (Note 7)	(46)	(52)	—	(116)	—
Treasury shares (Note 1)	(33)	21	—	(12)	—

Balance at end of period	$2,949	$3,020	$2,903	$2,949	$2,903

Contributed surplus
Balance at beginning of period	$57	$61	$41	$50	$26
Stock option expense	2	3	5	8	20
Stock options exercised	—	(3)	—	(5)	—
Net premium (discount) on treasury shares (Note 1)	1	(4)	—	7	—

Balance at end of period	$60	$57	$46	$60	$46

Foreign currency translation adjustments
Balance at beginning of period	$(119)	$(181)	$23	$(180)	$42
Foreign exchange (losses) gains from investment in subsidiaries and other items	(515)	560	(423)	127	(2,177)
Foreign exchange gains (losses) from hedging activities	708	(768)	557	(182)	2,939
Income tax (expense) benefit	(265)	270	(151)	44	(798)

Balance at end of period	$(191)	$(119)	$6	$(191)	$6

Retained earnings
Balance at beginning of period	$7,805	$7,862	$6,706	$7,601	$6,335
Adjustment for change in accounting policy (Note 1)	—	—	—	6	—

Balance at beginning of period, as restated	7,805	7,862	6,706	7,607	6,335
Net income	620	531	788	1,760	1,553
Dividends
Preferred	(47)	(48)	(46)	(144)	(137)
Common	(212)	(179)	(148)	(572)	(443)
Premium on redemption of preferred shares	—	—	(8)	—	(8)
Premium on purchase of common shares for cancellation (Note 7)	(313)	(376)	—	(814)	—
Other	(4)	15	10	12	2

Balance at end of period	$7,849	$7,805	$7,302	$7,849	$7,302

Shareholders’ equity at end of period	$14,161	$14,139	$13,344	$14,161	$13,344

The accompanying notes are an integral part of these interim consolidated financial statements.

18	CIBC Third Quarter 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Cash flows provided by (used in) operating activities
Net income	$620	$531	$788	$1,760	$1,553
Adjustments to determine net cash flows:
Provision for credit losses	91	207	425	453	1,012
Amortization of buildings, furniture, equipment and leasehold improvements	64	73	64	199	205
Amortization of intangible assets	4	4	3	12	11
Stock-based compensation	—	9	31	38	87
Restructuring reversal	—	(5)	(8)	(5)	(8)
Future income taxes	13	57	151	85	145
Investment securities (gains) losses, net	(74)	(117)	57	(206)	107
Gains on divestitures	—	—	—	—	(48)
(Gains) losses on disposal of land, buildings and equipment	(7)	15	—	6	(2)
Write-down relating to Air Canada contract	—	—	—	—	128
Changes in operating assets and liabilities
Accrued interest receivable	57	87	86	230	370
Accrued interest payable	61	(39)	(16)	208	(180)
Amounts receivable on derivative contracts	3,115	1,519	2,869	2,007	593
Amounts payable on derivative contracts	(2,223)	(2,002)	(3,333)	(1,847)	(1,691)
Net change in trading securities	(2,901)	258	6,765	(3,341)	(2,425)
Current income taxes payable	133	(113)	96	(2,113)	260
Restructuring payments	(8)	(6)	(42)	(45)	(321)
Insurance proceeds received	—	—	54	11	74
Other, net	1,314	1,095	231	1,922	1,450

	259	1,573	8,221	(626)	1,320

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(2,617)	2,423	5,106	4,890	1,462
Obligations related to securities sold short	(1,402)	(2,433)	614	13	2,895
Net obligations related to securities lent or sold under repurchase agreements	(1,984)	2,124	1,023	(2,280)	5,846
Issue of subordinated indebtedness	750	—	—	750	250
Redemption/repurchase of subordinated indebtedness	(7)	(86)	(423)	(93)	(484)
Issue of preferred shares	133	—	—	133	250
Redemption of preferred shares	—	—	(208)	—	(208)
Issue of common shares	8	71	41	127	61
Purchase of common shares for cancellation	(359)	(428)	—	(930)	—
Net proceeds from treasury shares purchased/sold	(33)	21	—	(12)	—
Dividends	(259)	(227)	(194)	(716)	(580)
Other, net	6	(154)	168	(265)	(56)

	(5,764)	1,311	6,127	1,617	9,436

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	2,962	(2,272)	(4,381)	(586)	(2,968)
Loans, net of repayments	(3,696)	(4,322)	(1,910)	(9,574)	(4,088)
Proceeds from securitizations	1,638	1,623	1,032	5,623	2,991
Purchase of investment securities	(2,759)	(2,574)	(11,117)	(9,912)	(20,612)
Proceeds from sale of investment securities	3,815	2,916	3,983	9,310	13,897
Proceeds from maturity of investment securities	1,203	1,081	758	2,754	3,984
Net securities borrowed or purchased under resale agreements	2,557	483	(2,260)	1,217	(3,307)
Proceeds from divestitures	—	—	—	—	181
Purchase of land, buildings and equipment	(66)	(63)	(23)	(157)	(149)
Proceeds from disposal of land, buildings and equipment	9	—	—	11	—

	5,663	(3,128)	(13,918)	(1,314)	(10,071)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(13)	13	(45)	3	(106)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	145	(231)	385	(320)	579
Cash and non-interest-bearing deposits with banks at beginning of period	1,128	1,359	1,494	1,593	1,300

Cash and non-interest-bearing deposits with banks at end of period	$1,273	$1,128	$1,879	$1,273	$1,879

Cash interest paid	$1,107	$1,214	$1,467	$3,370	$4,427
Cash income taxes paid (recovered)	$104	$294	$(548)	$2,772	$(383)

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2004	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.     Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2003, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003, as set out on pages 63 to 110 of the 2003 Annual Report. Additional application of policies and disclosures are detailed as follows:

Hedging relationships

On November 1, 2003, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. AcG-13 is a transactional hedging guideline, which requires that hedged items in any hedging relationship be specifically identified. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in current income.

     Prior to November 1, 2003, we hedged a significant amount of our interest rate risk on a net basis, a practice commonly referred to as “macro” hedging. As a result of adopting AcG-13, these “macro” hedges were replaced with AcG-13 compliant hedges that are identified with specific items. In addition, certain credit derivatives, such as credit default swaps used to hedge the credit exposure on certain loans despite being economically effective, do not qualify for hedge accounting under AcG-13. Any derivative that is no longer held within an AcG-13 compliant hedging relationship is measured at fair value, with changes in fair value recorded in non-interest income. Hedging relationships that meet the conditions prescribed by AcG-13 and, therefore, qualify for hedge accounting, continue to be hedge accounted for, generally on an accrual basis, in compliance with our existing accounting policies, which are designed to match the income recognition basis of the hedging instruments with that of the underlying hedged item.

     Upon the adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying value and fair value of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivatives instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-Linked Deposit Contracts.” The guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17 the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrent with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail customers for no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry both our liability to the retail customer (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in

20	CIBC Third Quarter 2004

accounting policy on both the interim and prior period consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003 we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

     On adoption of section 1100, we began to equity account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. This change in accounting policy was applied prospectively as required by the section, and the impact of the change on the interim consolidated financial statements was not significant.

     In addition, we commenced the treasury stock method of accounting for CIBC shares held within a trading portfolio. As a result, common shares decreased by $12 million and contributed surplus increased by $7 million, for the nine months ended July 31, 2004.

     Similarly, beginning November 1, 2003, any debt and deposit instruments issued by CIBC that are held within a trading portfolio are treated as a reduction of the appropriate debt and deposit obligation. Upon subsequent resale of the instrument, any gains or losses are deferred and amortized over the remaining life of the instrument. The impact of the change on the interim consolidated financial statements was not significant.

     In addition, we are continuing to review the offset of certain items on the consolidated balance sheets, and it is possible that the balance sheet presentation of these items may change.

2.     Acquisition

On January 20, 2004, CIBC gave notice to the remaining non-controlling preferred shareholders of Juniper Financial Corp. (Juniper), a 90% owned U.S. credit card company, of its intention to exercise its option to purchase their shares. The transaction closed on April 8, 2004. As a result, goodwill and other intangible assets, in the form of credit card relationships (customer relationships), increased by $19 million and $10 million, respectively. As of July 31, 2004, CIBC had a 98% interest in Juniper.

     Subsequent to the quarter-end, CIBC agreed to sell its interest in Juniper to Barclays Bank PLC. For further details refer to Note 15 to the interim consolidated financial statements.

3.     Allowance for credit losses

	July 31, 2004				April 30, 2004			July 31, 2003
$ millions,	Specific	General		Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance		allowance	allowance	allowance	allowance	allowance	allowance	allowance
Balance at beginning of period	$892	$1,100		$1,992	$852	$1,100	$1,952	$1,153	$1,250	$2,403
Provision for credit losses	141	(50	)(1)	91	207	—	207	425	—	425
Write-offs	(276)	—		(276)	(208)	—	(208)	(229)	—	(229)
Recoveries	78	—		78	39	—	39	11 (2)	—	11
Transfer to loans held for sale	—	—		—	—	—	—	(135)	—	(135)
Foreign exchange and other adjustments	(5)	—		(5)	2	—	2	4	—	4

Balance at end of period	$830	$1,050		$1,880	$892	$1,100	$1,992	$1,229	$1,250	$2,479

Comprised of:
Loans	$829	$1,050		$1,879	$889	$1,100	$1,989	$1,228	$1,250	$2,478
Letters of credit(3)	1	—		1	1	—	1	1	—	1
Loan substitute securities(4)	—	—		—	2	—	2	—	—	—

Refer to the accompanying footnotes.

CIBC Third Quarter 2004	21

Allowance for credit losses (continued)

	July 31, 2004				July 31, 2003
$ millions,	Specific	General		Total	Specific	General	Total
for the nine months ended	allowance	allowance		allowance	allowance	allowance	allowance
Balance at beginning of period	$856	$1,100		$1,956	$1,039	$1,250	$2,289
Provision for credit losses	503	(50	)(1)	453	1,012	—	1,012
Write-offs	(699)	—		(699)	(806)	—	(806)
Recoveries	172	—		172	133 (2)	—	133
Transfer to loans held for sale	—	—		—	(135)	—	(135)
Foreign exchange and other adjustments	(2)	—		(2)	(14)	—	(14)

Balance at end of period	$830	$1,050		$1,880	$1,229	$1,250	$2,479

Comprised of:
Loans	$829	$1,050		$1,879	$1,228	$1,250	$2,478
Letters of credit(3)	1	—		1	1	—	1

(1)	Represents reversal of the allowance during the quarter.

(2)	Includes credit protection purchased from third parties.

(3)	Included in other liabilities.

(4)	Included in securities.

4.     Loans held for sale

During the quarter, we sold loans held for sale amounting to $253 million, total authorizations of $302 million (for the nine months ended July 31, 2004: $1,132 million, total authorizations of $1,891 million) for a gain of $30 million (for the nine months ended July 31, 2004: $114 million), which was included in other non-interest income. As at July 31, 2004, the net amount of loans held for sale was $92 million, total authorizations of $175 million (October 31, 2003: $1,321 million, total authorizations of $1,931 million).

5.     Securitization

During the quarter, we securitized fixed- and variable-rate government-guaranteed residential mortgage loans of $2,122 million (for the nine months ended July 31, 2004: $6,197 million) through the creation of mortgage-backed securities, and subsequently sold $1,578 million (for the nine months ended July 31, 2004: $5,529 million), including those securities and unsold mortgage-backed securities previously created. We received net cash proceeds of $1,572 million (for the nine months ended July 31, 2004: $5,500 million) and retained the right to receive future excess interest on residential mortgages valued at $30 million (for the nine months ended July 31, 2004: $122 million). A pre-tax gain on sale, net of transaction costs, of $14 million (for the nine months ended July 31, 2004: $38 million) was recognized as income from securitized assets. We retained responsibility for servicing the mortgages and recognize revenue as these services are provided. The key assumptions used to value the sold and retained interests include pre-payment rates of 12.0% to 39.0% (for the nine months ended July 31, 2004: 12.0% to 40.0%) and discount rates of 2.8% to 4.6% (for the nine months ended July 31, 2004: 2.5% to 4.6%). There are no expected credit losses as the mortgages are government guaranteed.

     During the quarter, we sold $66 million (for the nine months ended July 31, 2004: $122 million) of U.S. credit card receivables through securitization transactions to a trust. The gain on sale was not significant (for the nine months ended July 31, 2004: not significant). We retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

6.     Subordinated indebtedness

On June 4, 2004 and March 29, 2004, we repurchased for cancellation US$5.0 million and US$13.9 million, respectively, of our floating rate subordinated indebtedness due July 31, 2084.

     On May 6, 2004, we issued $750 million principal amount of subordinated indebtedness, which bears interest at a fixed rate of 4.25% per annum until June 1, 2009, and thereafter, if not redeemed by us, at the three-month C$ Bankers’ Acceptance rate plus 1.00% per annum until its maturity on June 1, 2014.

     On March 10, 2004 and February 10, 2004 all our outstanding 7.10% and 11.125% subordinated indebtedness, respectively, matured and was repaid.

     Subsequent to the quarter-end, on August 4, 2004, we announced our intention to redeem on October 21, 2004 all of our $400 million 6.50% Debentures due October 21, 2009.

7.     Share capital

On June 17, 2004 we issued 13.25 million Preferred Share Units with a par value of $10 each, for total consideration of $133 million. Each Unit consists of one Non-cumulative Redeemable Class A Series 28 Preferred Share and one Non-cumulative Redeemable Class A Series 29 Preferred Share Purchase Warrant. On specified dates, shareholders may surrender each Series 28 Preferred Share and Series 29 Preferred Share Purchase Warrant, and with the additional

22	CIBC Third Quarter 2004

payment of $15 per share, will receive one Series 29 Preferred Share with a par value of $25. All converted Series 28 Preferred Shares will be cancelled. The first conversion date is November 1, 2004. After that date, the dividends on unconverted Series 28 Preferred Shares, if declared, will reduce from $0.54 per annum to $0.08 per annum.

     Subsequent to the quarter-end, on August 3, 2004, we redeemed all of our 12 million Non-cumulative Class A Series 15 Preferred Shares at a price of $26 per share.

     Subsequent to quarter-end, on August 25, 2004, we announced our intention to redeem all 5.5 million of our Non-cumulative Class A Preferred Shares Series 16 and all 6.5 million of our Non-cumulative Class A Preferred Shares Series 17 on October 29, 2004. Series 16 shares will be redeemed for US$25.50 per share and Series 17 shares will be redeemed for $25.50 per share, plus declared and unpaid dividends to October 29, 2004 in both cases.

     On December 22, 2003, the Toronto Stock Exchange accepted our notice of intention to undertake a normal course issuer bid. Purchases under the bid commenced on December 24, 2003 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2004. Under this bid, we may purchase up to 18 million common shares, just under 5% of CIBC’s outstanding common shares as at December 15, 2003. During the quarter, we repurchased and cancelled approximately 5.4 million (for the nine months ended July 31, 2004: 13.8 million) common shares under the program for an aggregate consideration of $359 million (for the nine months ended July 31, 2004: $930 million). Subsequent to quarter-end, the Toronto Stock Exchange approved our request to amend the terms of our normal course issuer bid to increase the maximum number of shares repurchased from 18 million to 32 million, representing approximately 8.9% of our public float of common shares as at December 15, 2003.

     During the quarter, we issued approximately 0.2 million (for the nine months ended July 31, 2004: 2.9 million) common shares for $8 million (for the nine months ended July 31, 2004: $127 million), pursuant to stock option plans.

OUTSTANDING SHARES

As at	Jul. 31, 2004	Oct. 31, 2003
Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 15	12,000,000	12,000,000
Series 16	5,500,000	5,500,000
Series 17	6,500,000	6,500,000
Series 18	12,000,000	12,000,000
Series 19	8,000,000	8,000,000
Series 20	4,000,000	4,000,000
Series 21	8,000,000	8,000,000
Series 22	4,000,000	4,000,000
Series 23	16,000,000	16,000,000
Series 24	16,000,000	16,000,000
Series 25	16,000,000	16,000,000
Series 26	10,000,000	10,000,000
Series 27	12,000,000	12,000,000
Series 28	13,250,000	—

Common shares	350,929,372	362,042,914

Stock options outstanding	14,294,226	17,776,232

(1)	The rights and privileges of Class A Preferred Shares Series 15-27 are described in Note 14 to the 2003 consolidated financial statements. For a summary of the rights and privileges of Series 28, refer to above text.

CIBC Third Quarter 2004	23

8.     Employee future benefit expenses

We recorded pension and other employee future benefit plan expense as follows:

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Defined benefit plan expense
Pension benefit plans	$39	$42	$18	$117	$54
Other benefit plans	18	21	21	66	63

	$57	$63	$39	$183	$117

Defined contribution plan expense
CIBC’s pension plans	$3	$4	$7	$12	$17
Government pension plans	17	21	19	61	67

	$20	$25	$26	$73	$84

9.     Restructuring

During the fourth quarter of 2002, we recorded a restructuring charge of $508 million relating to the closing of our U.S. electronic banking operations and restructuring initiatives in other businesses. The remaining provision at July 31, 2004 related mainly to severance commitments to be paid in 2004 and outstanding lease payments and contract termination costs that extend to future periods. Payments under this restructuring program are expected to be minimal after 2004. During 2004, we have changed our estimate for restructuring, resulting in a $5 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the time of the original charge. In particular, other costs and severance costs were less than originally anticipated, and there was improved recovery on assets. To date, approximately 2,700 positions have been eliminated since the program commenced.

     The components of the charges and movements in the associated provision are as follows:

RESTRUCTURING

	For the three months ended July 31, 2004				For the nine months ended July 31, 2004
		Contract				Contract
	Termination	termination			Termination	termination
$ millions	benefits	costs	Other	Total	benefits	costs	Other	Total
Balance at beginning of period	$25	$11	$7	$43	$43	$11	$31	$85
Change in estimate	—	—	—	—	(1)	—	(4)	(5)
Cash payments	(4)	(2)	(2)	(8)	(21)	(2)	(22)	(45)

Balance at end of period	$21	$9	$5	$35	$21	$9	$5	$35

24	CIBC Third Quarter 2004

10.   Earnings per share

	For the three months ended			For the nine months ended
	2004	2004	2003	2004	2003
$ millions (except per share amounts)	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Basic EPS
Net income	$620	$531	$788	$1,760	$1,553
Preferred share dividends and premiums	(47)	(48)	(54)	(144)	(145)

Net income applicable to common shares	$573	$483	$734	$1,616	$1,408

Weighted-average common shares outstanding (thousands)	354,003	358,895	360,270	357,954	359,637

Per share	$1.62	$1.35	$2.04	$4.51	$3.91

Diluted EPS
Net income applicable to common shares	$573	$483	$734	$1,616	$1,408

Weighted-average common shares outstanding (thousands)	354,003	358,895	360,270	357,954	359,637
Add: stock options potentially exercisable(1) (thousands)	3,738	4,230	2,621	4,046	1,940

Weighted-average diluted common shares outstanding(2) (thousands)	357,741	363,125	362,891	362,000	361,577

Per share	$1.60	$1.33	$2.02	$4.46	$3.89

(1)	Excludes average options outstanding of 8,628 with a weighted-average exercise price of $69.06; and average options outstanding of 3,461,046 with a weighted-average exercise price of $54.19 for the three months ended July 31, 2004 and July 31, 2003, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. There were no average options outstanding as at April 30, 2004 whose exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 259,778 with a weighted-average exercise price of $37.60; average options outstanding of 264,333 with a weighted-average exercise price of $37.60; and average options outstanding of 578,889 with a weighted-average exercise price of $37.60 for the three months ended July 31, 2004, April 30, 2004 and July 31, 2003, respectively, as these options are performance-based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

11.   Contingencies

Litigation and regulatory matters

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services CIBC provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a class action, brought on behalf of shareholders of mutual funds within the Massachusetts Financial Services family of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established a reserve of $50 million related to matters arising from the mutual fund market timing investigations. This reserve was allocated equally to CIBC Wealth Management and CIBC World Markets. Although we cannot determine at this time the eventual timing or outcome of these matters, we do not expect them to have a material adverse impact on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to

CIBC Third Quarter 2004	25

plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and we presently believe this insurance should be sufficient to cover any liability arising from these claims. However, in view of the number of these matters, the uncertainties of the timing and outcome of this type of litigation, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed the insurance coverage. CIBC has expensed the deductible under this policy, and will regularly assess the need to establish litigation reserves in relation to these Enron-related matters. It is possible that if reserves are required in the future they could be material to our operating results for a particular period.

     On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that in the DOJ’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to our compliance with these policies.

New York premises

During the first quarter of 2004, we signed a 30-year lease agreement with a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York City. As part of the lease agreement, we will pay approximately $140 million in leasing concessions between 2004 and early 2006, which will be deferred and amortized over the lease term.

     We expect to begin consolidating the majority of our U.S. business operations into the remaining space in the new building in late 2004 to early 2005. As a result, we will vacate most of our existing New York premises and expect to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million, including a $6 million loss recorded during the quarter as we sublet a portion of the premises.

12.   Segmented information

CIBC is structured into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.

26	CIBC Third Quarter 2004

RESULTS BY BUSINESS LINE

	CIBC	CIBC	CIBC
	Retail	Wealth	World	Corporate		CIBC
$ millions, for the three months ended	Markets	Management	Markets	and Other		Total
Jul. 31, 2004
Net interest income	$1,022	$114	$156	$68		$1,360
Non-interest income	472	388	630	80		1,570
Intersegment revenue(1)	(163)	109	54	—		—

Total revenue	1,331	611	840	148		2,930
Provision for credit losses	202	8	(74)	(45	)(2)	91
Non-interest expenses	748	446	600	174		1,968

Income before income taxes and non-controlling interests	381	157	314	19		871
Income taxes	128	51	57	14		250
Non-controlling interests	—	—	—	1		1

Net income	$253	$106	$257	$4		$620

Average assets(3)	$161,273	$19,816	$97,220	$699		$279,008

Apr. 30, 2004
Net interest income	$982	$123	$130	$64		$1,299
Non-interest income	414	430	838	70		1,752
Intersegment revenue(1)	(150)	100	50	—		—

Total revenue	1,246	653	1,018	134		3,051
Provision for credit losses	199	8	(9)	9		207
Non-interest expenses	738	500	670	166		2,074

Income (loss) before income taxes and non-controlling interests	309	145	357	(41)		770
Income taxes	104	46	98	(10)		238
Non-controlling interests	—	—	—	1		1

Net income (loss)	$205	$99	$259	$(32)		$531

Average assets(3)	$161,056	$20,236	$102,198	$752		$284,242

Jul. 31, 2003
Net interest income	$995	$153	$202	$132		$1,482
Non-interest income	419	354	544	67		1,384
Intersegment revenue(1)	(157)	108	50	(1)		—

Total revenue	1,257	615	796	198		2,866
Provision for credit losses	150	5	269	1		425
Non-interest expenses	734	477	576	165		1,952

Income (loss) before income taxes and non-controlling interests	373	133	(49)	32		489
Income taxes	126	46	(52)	(420)		(300)
Non-controlling interests	—	—	—	1		1

Net income	$247	$87	$3	$451		$788

Average assets(3)	$146,397	$29,817	$108,695	$920		$285,829

Refer to the accompanying footnotes.

CIBC Third Quarter 2004	27

RESULTS BY BUSINESS LINE

	CIBC	CIBC	CIBC
	Retail	Wealth	World	Corporate		CIBC
$ millions, for the nine months ended	Markets	Management	Markets	and Other		Total
Jul. 31, 2004
Net interest income	$3,053	$371	$455	$215		$4,094
Non-interest income	1,326	1,203	2,108	214		4,851
Intersegment revenue(1)	(472)	315	159	(2)		—

Total revenue	3,907	1,889	2,722	427		8,945
Provision for credit losses	563	20	(98)	(32	)(2)	453
Non-interest expenses	2,236	1,414	1,865	470		5,985

Income (loss) before income taxes and non-controlling interests	1,108	455	955	(11)		2,507
Income taxes	368	158	245	(27)		744
Non-controlling interests	—	—	—	3		3

Net income	$740	$297	$710	$13		$1,760

Average assets(3)	$160,974	$19,949	$99,935	$716		$281,574

Jul. 31, 2003
Net interest income	$2,932	$440	$659	$213		$4,244
Non-interest income	1,199	1,175	1,818	243		4,435
Intersegment revenue(1)	(467)	312	158	(3)		—

Total revenue	3,664	1,927	2,635	453		8,679
Provision for credit losses	423	12	567	10		1,012
Non-interest expenses	2,301	1,494	1,800	495		6,090

Income (loss) before income taxes and non-controlling interests	940	421	268	(52)		1,577
Income taxes	281	144	23	(426)		22
Non-controlling interests	—	—	(2)	4		2

Net income	$659	$277	$247	$370		$1,553

Average assets(3)	$144,673	$31,306	$109,778	$913		$286,670

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes $50 million reversal of the general allowance.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper Financial Corp., CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

13.   Exit of certain activities

In compliance with our agreement with the DOJ, we are in the process of winding down and exiting, in an orderly fashion in the normal course of business, CIBC World Markets’ U.S., United Kingdom and Australia based receivables conduit vehicles. During the quarter, substantial progress was made in this regard. At July 31, 2004 the assets remaining in these conduits amounted to $2.3 billion.

     The actions taken during the quarter resulted in CIBC purchasing assets worth $0.6 billion. In the course of completing its exit activities, CIBC is expected to purchase additional assets in the range of $1.0 billion to $1.3 billion. We expect to incur incremental costs currently estimated at $29 million, of which $4.1 million has been recognized in the quarter (for the nine months ended July 31, 2004: $14.4 million).

14.   Future accounting changes

Variable interest entities (VIEs)

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In March 2004, a draft amendment (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     We are currently evaluating the impact of applying AcG-15R. The following summarizes our involvement in different types of VIEs and the evaluation of the impact of adopting these standards:

Multi-seller conduits

We act as an administrator of a number of multi-seller conduits. These conduits provide clients access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which issue debt to investors to fund the purchases. The sellers continue to service the transferred assets and absorb the first loss on the transferred asset pools. We generally provide, together with other third parties, backstop liquidity facilities to the conduits and may provide credit enhancements in the form of letters of credit and other guarantees. In addition, we may also act as the counterparty to derivative contracts entered into by the multi-seller conduits. These conduits are in Canada, the U.S., the United Kingdom and Australia.

     We are in the process of winding down or exiting in an orderly fashion in the normal course of business, the

28	CIBC Third Quarter 2004

receivables conduit vehicles in the U.S., the United Kingdom and Australia. For further details refer to Note 13 to the interim consolidated financial statements.

     For the Canadian conduits, it is possible that we will need to consolidate multi-seller conduits with assets of approximately $10.1 billion. We are currently in the process of assessing whether we will restructure so that we would not be required to consolidate these conduits under AcG-15R. We provided committed backstop liquidity facilities amounting to $12.0 billion to the conduits administered by us.

Compensation trusts

Certain of our compensation plans are funded through trusts established for these purposes. The funding for awards under these plans is paid into these trusts, which purchase CIBC common shares in the open market. We may be entitled to forfeitures or unvested shares in these trusts. Consequently, we are considered to be the primary beneficiary of, and thus need to consolidate, these trusts. However, such consolidation is not expected to have a significant impact on our consolidated financial statements, since both the assets (CIBC shares) and liabilities (being the obligation to deliver CIBC shares to the participants) of the trusts are expected to offset each other in the share capital section on the consolidated balance sheets. We are not exposed to any loss as a result of our involvement with these trusts.

     Under CIBC’s Employee Share Purchase Plan (ESPP), CIBC contributions vest after two years of continuous participation in the plan, and all subsequent contributions vest immediately. All contributions are used by the plan trustee to purchase common shares in the open market during each pay period. We are not considered the primary beneficiary, as we are not exposed to any loss as a result of our involvement in the trust used to administer the ESPP.

Pooled investments and personal trusts

We are the sponsor of several mutual and pooled funds, in the form of trusts. We earn a fee for acting as the manager/administrator/custodian/trustee/broker. We do not guarantee either principal or returns to the investors in these funds, except in very limited circumstances (refer to “Market value guarantees” in Note 25 to the 2003 consolidated financial statements).

     Further, we act as a trustee of a number of personal trusts. We earn a fee for acting as a trustee and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We are not considered the primary beneficiary of these entities under AcG-15R.

Other variable interest entities

We securitize our own assets and also act as administrator or financial advisor to single-seller conduits that purchase clients’ financial assets. Based on the assessment, we will be considered the primary beneficiary, resulting in consolidation of a single-seller conduit with incremental assets of approximately $1.4 billion. In total, we provided backstop liquidity facilities amounting to $1.6 billion to the single-seller conduits administered by us, of which $1.4 billion relates to the single-seller conduit that we will be consolidating.

     We are involved with certain investment vehicles that make private equity investments (including investments on a side by side basis with employees of CIBC). Our investments are reflected on the consolidated balance sheets as investment securities and other assets. Our employees, who are considered related parties under AcG-15R, manage these vehicles. Consequently, based on the related party provisions of AcG-15R we will be consolidating these vehicles, with incremental assets and liabilities of $0.9 billion, when AcG-15R becomes effective on November 1, 2004.

     CIBC structures transactions to modify the cash flows of investment trusts managed by third party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns of the assets held by the investment trusts. We are considered the primary beneficiary of trusts with assets amounting to $0.4 billion.

     We are also involved with other entities and/or structures that could be deemed VIEs and, therefore, would be subject to an assessment for consolidation under the provisions of AcG-15R. Management’s assessment of these entities is ongoing and evaluations to date have not revealed any significant issues.

Liabilities and equity

In January 2004, the CICA issued amendments to handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amendments require that contractual obligations which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented as liabilities rather than equity. Dividend payments arising from such financial instruments will be treated as an interest expense within the consolidated statements of income. This change in accounting policy will be applied retroactively, and is effective beginning November 1, 2004.

     The amended standard will require CIBC to classify its preferred shares that are convertible into common shares at the option of the holder as a liability, rather than as equity within the consolidated balance sheets. Based on the preferred shares outstanding as at July 31, 2004, $1.7 billion of preferred shares will be presented as liabilities beginning November 1, 2004, interest expense will increase by $94 million and preferred share dividends will decrease by $94 million for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

     In February 2004, OSFI confirmed that any preferred shares outstanding as at January 31, 2004 will continue to be eligible as Tier 1 capital for as long as they remain outstanding, thus not affecting CIBC’s capital ratios.

Other-than-temporary impairment

In March 2004, the Emerging Issues Task Force (EITF) in the U.S. issued guidance relating to the meaning of other-

CIBC Third Quarter 2004	29

than-temporary impairment and its application to certain investments. The new guidance is contained in EITF 03-1 which will become effective in the fourth quarter of 2004. Under the guidance, an investment is deemed to be impaired when the fair value of an investment security is less than its carrying value. In situations where the investment is deemed impaired, a further determination must be made as to whether that impairment is other-than-temporary. The impairment model prescribed applies to all investment securities and to other securities accounted for under the cost method.

     Under the revised guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss, depends on current and forecast market conditions and management’s intent and ability to hold the securities for a period of time sufficient for a forecast recovery in fair value to take place. We are currently assessing the impact of the guidance in the context of Canadian GAAP.

15. Subsequent event

On August 18, 2004, we announced the sale of Juniper Financial Corp. (Juniper) to Barclays Bank PLC for a total consideration of $383 million (US$293 million), subject to certain adjustments. Juniper is a 98% owned U.S. credit card company. The remaining 2% is owned by Juniper’s senior management. The transaction is expected to close by the end of calendar 2004 and is subject to regulatory approval. Upon completion of this transaction, we expect to recognize a pre-tax gain of approximately $98 million ($46 million after-tax). The final amount of this gain is dependent on a number of variables, which will be finalized at the closing date of the transaction.

16.   Prior period information

Certain prior period amounts have been reclassified to conform to the presentation in the current period.

30	CIBC Third Quarter 2004

TO REACH US:

Corporate Secretary: Shareholders may call 416‑980‑3096, fax 416‑980‑7012, or e‑mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416‑980‑8306, fax 416‑980‑5028, or e‑mail: alison.rampersad@cibc.com

Corporate Communications: Financial, business and trade media may call 416‑980‑4523, fax 416‑363‑5347, or e‑mail: emily.pang@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1‑800‑465‑2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Wednesday, August 25, 2004 at 2:00 p.m. (EDT). The call will be available in English (416‑405‑9328 in Toronto, or toll‑free 1‑800‑387‑6216 throughout the rest of North America) and French (416‑405‑9310 in Toronto, or toll‑free 1‑877‑211‑7911).

A telephone replay of the conference call will be available in English and French from approximately 5:00 p.m. (EDT) on August 25, 2004 until midnight September 8, 2004. To access the replay in English, call 1‑800‑408‑3053, passcode 3087493#. To access the call in French, call 1‑800‑408‑3053, passcode 3087495#.

Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Wednesday, August 25, 2004 at 2:00 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e‑mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at 416‑980‑3096, or fax 416‑980‑7012.

PRICE OF COMMON SHARES UNDER THE
PURCHASED SHAREHOLDER INVESTMENT PLAN

		Dividend
	Share	reinvestment & stock
Dates purchased	purchase option	dividend options
May 3/04	$68.00
June 1/04	$65.45
July 2/04	$65.13
July 28/04		$64.75

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980‑2211
www.cibc.com